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As filed with the Securities and Exchange Commission on February 10, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc.
(Name of Filing Person (Offeror))

Certain Options to Purchase Common Stock, No Par Value Per Share,
Having an Exercise Price of $0.91 Per Share or More
(Title of Class of Securities)

898697-10-7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Elliot Noss
President and Chief Executive Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
Canada
Telephone: (416) 535-0123

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Alan S. Pretter, Esq.
Morgan, Lewis & Bockius LLP
One Oxford Centre, 32nd Floor
Pittsburgh, PA 15219
(412) 560-3300

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$2,792,888	$558.58

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,143,440 shares of common stock of Tucows Inc. having an aggregate value of $2,792,888 as of January 7, 2003 will be exchanged in this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
**
Previously Paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

INTRODUCTION

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 7, 2003 (the "Schedule TO") relating to the offer by Tucows Inc. ("Tucows") to exchange all outstanding options to purchase shares of Tucows common stock held by current employees of Tucows and its subsidiaries under the Tucows Inc. Amended and Restated 1996 Equity Compensation Plan having an exercise price of $0.91 or more per share for new options to purchase shares of Tucows common stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 7, 2003 (as amended, the "Offer to Exchange"), and in the related Election Form (as amended, the "Election Form")(the Election Form and the Offer to Exchange, as amended, are together referred to as the "Offer").

Item 4.    Terms of the Transaction.

        The Offer expired at 5.00 p.m., Eastern Time, on February 5, 2003. Pursuant to the Offer, Tucows has accepted for exchange options to purchase an aggregate of 5,103,391 shares of common stock. Subject to the terms and conditions of the Offer to Exchange and Election Form, Tucows will grant new options to purchase shares of common stock for the options elected for exchange.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Exchange, dated January 7, 2003, as amended.**
(a)(1)(B)	Form of Election to Exchange, as amended.**
(a)(1)(C)	Form of Letter to Eligible Option Holders.*
(a)(1)(D)	Memorandum to Eligible Employees, dated January 23, 2003.**
(a)(1)(E)	Form of Confirmation to Eligible Employees Electing to Participate in the Offer to Exchange.**
(b)	Not Applicable.
(d)(1)	Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.*
(d)(2)	Form of Stock Option Agreement pursuant to Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.*
(g)	Not Applicable.
(h)	Not Applicable.
*
Previously filed as an exhibit to Tucows' Schedule TO (File No. 5-49487) filed with the Securities and Exchange Commission on January 7, 2003.

**
Previously filed as an exhibit to Amendment No. 1 to Tucows' Schedule TO (File No. 5-49487) filed with the Securities and Exchange Commission on January 23, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TUCOWS INC.
/S/ ELLIOT NOSS Elliot Noss President and Chief Executive Officer
Dated: February 10, 2003

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INTRODUCTION
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE